Exhibit 99.1

Le Gaga Announces Change of Chairman of the Board

HONG KONG, October 25, 2012 - Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or “the Company”), a leading greenhouse vegetable producer in China, today announced Ms. Na Lai Chiu, the vice chairman of its board of directors, has been appointed as the chairman of the board of directors, effective October 24, 2012. Ms. Chiu replaces Mr. Shing Yung Ma, who resigns from the position but remains the chief executive officer and a director of the Company.

Mr. Ma resigned as the chairman of the board of directors in order to focus on the management of the Company. Mr. Ma commented, “My resignation as the chairman of the Company allows me to focus on the Company’s strategic development, business activities and management. I look forward to spending more time on Le Gaga’s operation and management, which I believe will deliver long-term value to our shareholders.”

Ms. Chiu became the Company’s adviser in early 2008 and was appointed as the Company’s vice chairman in July 2010.

Le Gaga continues to satisfy corporate governance requirements of the Securities and Exchange Commission and the NASDAQ Global Select Market relating to board composition following the change of chairman of the board of directors. Le Gaga believes a non-executive chairman can better oversee the executives of the Company and set a pro-shareholder agenda without conflicts that an executive director might face.

About Le Gaga Holdings Limited (NASDAQ: GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Contact Information

For further information, please contact:

PRChina
Jane Liu	Henry Chik
Tel: (852) 2522 1838	Tel: (852) 2522 1368
Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk

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